UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2019

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date December 13, 2019	By	/s/ Wang Jian
		Name:	Wang Jian
		Title:	Company Secretary

2

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUPPLEMENTAL NOTICE OF

2019 FIRST EXTRAORDINARY GENERAL MEETING

Reference is made to (i) the notice (the “Original Notice”) of the 2019 first extraordinary general meeting (the “EGM”) dated 30 September 2019, which sets out the resolutions (the “Original Resolutions”, each an “Original Resolution”) to be proposed at the EGM for approval by the shareholders; (ii) the announcement of the Company dated 12 December 2019 in relation to the postponement of the EGM, which sets out the time and venue of the EGM; and (iii) the circular of the Company dated 30 September 2019. Unless otherwise indicated, capitalised terms used herein shall have the same meanings as those defined in the aforementioned announcements and circular.

The Company postpones the EGM originally scheduled to be held on Friday, 20 December 2019 at 9:30 a.m. to Tuesday, 31 December 2019 at 9:30 a.m., and the venue of the EGM remains unchanged as stated in the Original Notice.

Subsequent to the despatch of the Original Notice, China Eastern Air Holding Company Limited, the controlling shareholder of the Company, proposed and amended resolutions for consideration and approval on 12 December 2019.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN THAT, in addition to the Original Resolutions, the following resolutions (the “New Resolution(s)”) will be included in the Original Notice as three newly-added resolutions numbered 5, 6 and 7, respectively, for approval by the shareholders by way of ordinary resolution at the EGM. In addition, as the term of office of the eighth session of the Supervisory Committee of the Company has expired, the Original Resolution numbered 5 “THAT, to consider and approve the election of Mr. Fang Zhaoya as a shareholder representative Supervisor of the Supervisory Committee of the Company” as set out in the Original Notice to be submitted to the EGM for consideration has been included in the New Resolution numbered 7 of the EGM. Save as mentioned herein, all information and contents set out in the Original Notice remain unchanged.

5.00	Ordinary resolution: “THAT, to consider and approve the election of the Directors of the ninth session of the Board of the Company”

5.01	Ordinary resolution: “THAT, to consider and approve the election of Mr. Liu Shaoyong as a Director of the ninth session of the Board of the Company”

5.02	Ordinary resolution: “THAT, to consider and approve the election of Mr. Li Yangmin as a Director of the ninth session of the Board of the Company”

5.03	Ordinary resolution: “THAT, to consider and approve the election of Mr. Tang Bing as a Director of the ninth session of the Board of the Company”

5.04	Ordinary resolution: “THAT, to consider and approve the election of Mr. Wang Junjin as a Director of the ninth session of the Board of the Company”

6.00	Ordinary resolution: “THAT, to consider and approve the election of the independent non-executive Directors of the ninth session of the Board of the Company”

6.01	Ordinary resolution: “THAT, to consider and approve the election of Mr. Lin Wanli as an independent non-executive Director of the ninth session of the Board of the Company”

6.02	Ordinary resolution: “THAT, to consider and approve the election of Mr. Shao Ruiqing as an independent non-executive Director of the ninth session of the Board of the Company”

6.03	Ordinary resolution: “THAT, to consider and approve the election of Mr. Cai Hongping as an independent non-executive Director of the ninth session of the Board of the Company”

6.04	Ordinary resolution: “THAT, to consider and approve the election of Mr. Dong Xuebo as an independent non-executive Director of the ninth session of the Board of the Company”

7.00	Ordinary resolution: “THAT, to consider and approve the election of the Supervisors of the ninth session of the Supervisory Committee of the Company”

7.01	Ordinary resolution: “THAT, to consider and approve the election of Mr. Xi Sheng as a Supervisor of the ninth session of the Supervisory Committee of the Company”

7.02	Ordinary resolution: “THAT, to consider and approve the election of Mr. Fang Zhaoya as a Supervisor of the ninth session of the Supervisory Committee of the Company”

Please refer to Notes 1, 2 and 3 for the biographical details of the abovementioned candidates for Directors and Supervisors.

REVISED PROXY FORM

Since the original proxy form sent together with the Original Notice does not contain the newly- added resolutions as set out in this supplemental notice to be approved at the EGM, a revised proxy form has been prepared and is enclosed with this supplemental notice.

You are requested to complete and return the revised proxy form in accordance with the instructions printed thereon to Hong Kong Registrars Limited at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the EGM (or any adjournment thereof) (the “Closing Time”).

A shareholder of the Company who has not yet lodged the original proxy form with the Company’s registrar is requested to lodge the revised proxy form if he or she wishes to appoint proxies to attend the EGM on his or her behalf. In this case, the original proxy form should not be lodged with the Company’s registrar.

A shareholder who has already lodged the original proxy form with the Company’s registrar should note that:

(i)

If no revised proxy form is lodged with the Company’s registrar, the original proxy form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the shareholder will be entitled to vote at his or her discretion or to abstain on any resolution properly put to the EGM other than those referred to in the Original Notice and the original proxy form, including the newly-added resolutions as set out in this supplemental notice.

(ii)

If the revised proxy form is lodged with the Company’s registrar before the Closing Time, the revised proxy form will revoke and supersede the original proxy form previously lodged by the shareholder. The revised proxy form will be treated as a valid proxy form lodged by the shareholder if correctly completed.

(iii)

If the revised proxy form is lodged with the Company’s registrar after the Closing Time, the revised proxy form will be invalid. However, it will revoke the original proxy form previously lodged by the shareholder, and any vote that may be cast by the purported proxy (whether appointed under the original proxy form or the revised proxy form) will not be counted in any poll which may be taken on a proposed resolution.

Accordingly, shareholders of the Company are advised not to lodge the revised proxy form after the Closing Time. If such shareholders of the Company wish to vote at the EGM, they will have to attend in person and vote at the EGM themselves. Shareholders of the Company are reminded that completion and delivery of the original proxy form and/or the revised proxy form will not preclude shareholders of the Company from attending and voting in person at the EGM (or any adjournment thereof) should they so wish.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
12 December 2019

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman), Tang Bing (Director), Lin Wanli (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director) and Yuan Jun (Employee Representative Director).

Notes:

1.	Proposed appointment of Directors

Please refer to the announcement of the Company dated 12 December 2019 in relation to the resolutions passed by the Board for further details of the proposed appointment of Directors.

Mr. Liu Shaoyong, aged 61, is currently the chairman and party secretary of the Company, and the chairman and party secretary of China Eastern Air Holding Company Limited (“CEA Holding”). Mr. Liu joined the civil aviation industry in 1978 and was appointed as a vice president of China General Aviation Corporation, deputy director of Shanxi Provincial Civil Aviation Administration of the PRC, general manager of the Shanxi Branch of the Company, and director general of flight standard department of CAAC. Mr. Liu served as the president of the Company from December 2000 to October 2002, vice minister of CAAC from October 2002 to August 2004, president of China Southern Air Holding Company from August 2004 to December 2008, chairman of China Southern Airlines Co., Ltd. from November 2004 to October 2008, and president and vice party secretary of CEA Holding from December 2008 to December 2016. Mr. Liu has been the chairman of the Company since February 2009, the chairman and party secretary of CEA Holding since December 2016, and a party secretary of the Company since December 2017. Mr. Liu is also currently a member of the 13th National Committee of the Chinese People’s Political Consultative Conference, a council member of the International Air Transport Association and the vice chairman of the International Advisory Board of School of Management, Fudan University. Mr. Liu graduated from the China Civil Aviation Flight College and obtained a Master of Business Administration degree from Tsinghua University. Mr. Liu holds the title of commanding pilot.

Mr. Li Yangmin, aged 56, is currently the vice chairman, president and vice party secretary of the Company, and a director, president and vice party secretary of CEA Holding. Mr. Li joined the civil aviation industry in 1985. He was previously the deputy general manager of the aircraft maintenance base and the manager of air route department (航線部) of China Northwest Airlines (中國西北航空公司), general manager of the aircraft maintenance base of China Eastern Air Northwest Branch Company and vice president of China Eastern Air Northwest Branch Company. Mr. Li served as a vice president of the Company from October 2005 to March 2019 and a safety director of the Company from July 2010 to December 2012. He has become a party member of CEA Holding since May 2011. He served as a Director of the Company from June 2011 to August 2018 and a party secretary of the Company from June 2011 to December 2017. Mr. Li has been serving as a vice party secretary of CEA Holding since August 2016 and as a vice president of CEA Holding from August 2016 to February 2019. He has been acting as a vice party secretary of the Company since December 2017. He has been a director and president of CEA Holding since February 2019. He has been the president of the Company since March 2019, the vice chairman of the Company since May 2019, the vice president of China Association for Public Companies since August 2019 and a director of Shanghai Juneyao Airlines Co., Ltd. since November 2019. Mr. Li graduated from the Civil Aviation University of China and Northwestern Polytechnical University with master’s degrees and obtained an Executive Master of Business Administration degree from Fudan University. He is also a qualified professor-level senior engineer.

Mr. Tang Bing, aged 52, is currently a Director and vice party secretary of the Company, and a director and vice party secretary of CEA Holding. Mr. Tang joined the civil aviation industry in 1993. He served as vice executive president (general manager in China Office) of MTU Maintenance Zhuhai Co., Ltd. (珠海摩天宇發動機維修有限公司), office director of China Southern Airlines Holding Company and president of Chongqing Airlines Company Limited (重慶航空有限公司). From December 2007 to May 2009, Mr. Tang served as chief engineer and general manager of the aircraft engineering department of China Southern Airlines Company Limited. From May 2009 to December 2009, he was appointed as the president of the Beijing Branch of the Company and was the president of Shanghai Airlines Co., Ltd. from January 2010 to December 2011. He served as the chairman and an executive director of Shanghai Airlines Co., Ltd. from January 2012 to January 2018 and a vice president of the Company from February 2010 to March 2019, and was appointed as a party member of CEA Holding in May 2011. He served as a Director of the Company from June 2012 to August 2018, and a vice president of CEA Holding from December 2016 to February 2019. He was appointed as a director and vice party secretary of CEA Holding in February 2019, a vice party secretary of the Company in March 2019, and a Director of the Company in May 2019. Mr. Tang graduated from Nanjing University of Aeronautics and Astronautics majoring in electrical technology. He obtained a Master of Business Administration degree from the Administration Institute of Sun Yat-sen University, an Executive Master of Business Administration degree from the School of Economics and Management of Tsinghua University and a doctoral degree in national economics from the Graduate School of Chinese Academy of Social Sciences. He is also a qualified senior engineer.

Mr. Wang Junjin, aged 50, is currently the chairman of Shanghai Juneyao (Group) Co., Ltd., the chairman of Shanghai Juneyao Airlines Co., Ltd., the chairman of Shanghai Aijian Group Co., Ltd., the chairman of Jiangsu Wuxi Commercial Building Group Co., Ltd., the chairman of Shanghai World Foreign Language Primary and Middle Schools, a vice president of China Glory Society, a vice chairman (vice president) of Shanghai Federation of Industry and Commerce (General Chamber of Commerce), and the president of Shanghai Zhejiang Chamber of Commerce. Mr. Wang served as a manager, deputy general manager and general manager of Wenzhou Tianlong Chartered Aircraft Industry Co., Ltd., the general manager of Juneyao Group Aviation Services Co., Ltd., a vice president, vice chairman and president of Shanghai Juneyao (Group) Co., Ltd., a member of the 11th and 13th National Committee of the CPPCC and a representative of the 12th National People’s Congress. On 24 October 2018, Mr. Wang was selected into the List of 100 Outstanding Private Entrepreneurs in the 40 Years of Reform and Opening Up by the United Front Work Department of the Central Government and the All-China Federation of Industry and Commerce. Mr. Wang obtained a Master of Business Administration postgraduate degree.

There are no service contracts between the Company and the abovementioned candidates for Directors in respect of their proposed appointments as Directors of the Company. Their remuneration will be determined according to the remuneration policy of the Company, their responsibilities and the prevailing market conditions.

As far as the Directors of the Company are aware and save as disclosed above, the abovementioned candidates for Directors (i) do not presently, and did not in the last three years, hold any other position in the Company and any of its subsidiaries; (ii) have not held any other directorship in the last three years in public companies, the securities of which are listed on any securities market in Hong Kong or overseas; (iii) have no other major appointment or professional qualification; (iv) do not have any other relationship with any Director, senior management or substantial or controlling shareholder of the Company; and (v) do not have, or are not deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed in this announcement, the Board is not aware of any other matter in relation to the appointments of the abovementioned candidates for Directors which is required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules and any other matter that needs to be brought to the attention of the shareholders.

2.	Proposed appointment of independent non-executive Directors

Please refer to the announcement of the Company dated 12 December 2019 in relation to the resolutions passed by the Board for further details of the proposed appointment of independent non-executive Directors.

Mr. Lin Wanli, aged 57, is currently an independent non-executive Director of the Company, and a full-time external director of central enterprise. Mr. Lin served as a vice party secretary and secretary of the disciplinary committee of the Tunnel Bureau of the Ministry of Railways from December 1995 to March 2001, vice chairman and party secretary of China Railway Tunnel Group from April 2001 to December 2006, and vice party secretary, secretary of the disciplinary committee and chairman of the labour union of China Northern Locomotive and Rolling Stock Industry (Group) Corporation from January 2007 to August 2013. He served as the president and party secretary of China Railway Materials Commercial Corporation and chairman and party secretary of China Railway Materials Company Limited from August 2013 to June 2015, director and party secretary of China National Aviation Fuel Group Corporation from July 2015 to November 2016, and chairman of China Aviation Oil (Singapore) Corporation Ltd. from August 2015 to February 2017. Since November 2016, he has been a full-time external director of central enterprise. Mr. Lin has served as the external director of China National Agricultural Development Group Co., Ltd. since February 2017 and non-executive director of China Construction Technology Co., Ltd. since January 2018. He has been an independent non-executive Director of the Company since August 2018. Mr. Lin graduated from the Economics Faculty of Shandong University and obtained an Executive Master’s Degree in Business Administration from Tsinghua University. He is a researcher-level senior political work specialist and senior economist.

Mr. Shao Ruiqing, aged 62, is currently an independent non-executive Director of the Company. Mr. Shao currently serves as a professor in accounting and a mentor to doctoral students at Shanghai Lixin University of Commerce. Mr. Shao served as the deputy dean and dean of the School of Economics and Management of Shanghai Maritime University, and the deputy dean of Shanghai Lixin University of Commerce. Mr. Shao was awarded the special allowance by the State Council of the PRC in 1995. He is currently a consultant expert of the Government Accounting Standards Committee of the Ministry of Finance, council member of the Accounting Society of China, consultative committee member of the Ministry of Transport as an expert in finance and accounting, and the deputy head of China Association of Communications Accountancy. Mr. Shao graduated from Shanghai Maritime University, Shanghai University of Finance and Economics and Tongji University with a bachelor’s degree in economics, and master’s and doctoral degrees in management. Mr. Shao has spent two and a half years studying and being a senior visiting scholar in the U.K. and Australia. Mr. Shao has served as an independent non-executive Director of the Company since June 2015. Mr. Shao also currently serves as an independent non-executive director of China Everbright Bank Co., Ltd., and independent directors of Shanghai International Port (Group) Co., Ltd., Huayu Automotive Systems Co., Ltd. and Tibet Urban Development and Investment Co., Ltd.

Mr. Cai Hong Ping, aged 65, with Chinese Hong Kong nationality, is currently an independent non-executive Director of the Company. He currently serves as the chairman of AGIC Industrial Promotion Capital 4.0. Mr. Cai worked for Sinopec Shanghai Petrochemical Company Limited from 1987 to 1993, and participated in the listing process of Sinopec Shanghai in Hong Kong and the United States (the first PRC company to be listed in the stock exchanges of Hong Kong and the United States) and is one of the founders of H shares in the PRC. From 1992 to 1996, he acted as a member of the Overseas Listing Team for Chinese Enterprises under the Restructuring Committee of the State Council and the chairman of the Joint Committee of Board Secretaries for H Share Companies in the PRC. He served as a joint director of the investment banking division of Peregrine Investments Holdings Limited in Asia from 1996 to 2006, chairman of the investment banking division of UBS AG in Asia from 2006 to 2010, chairman of Deutsche Bank in the Asia Pacific region from 2010 to 2015 and chairman of AGIC Industrial Promotion Capital 4.0 since February 2015. Since June 2016, Mr. Cai has served as an independent non-executive Director of the Company. Mr. Cai also currently serves as an independent non-executive director of COSCO SHIPPING Development Co., Ltd., an independent director of Shanghai Pudong Development Bank Co., Ltd. and an external director of China National Machinery Industry Corporation. Mr. Cai graduated from Fudan University, majoring in mass communications.

Mr. Dong Xuebo, aged 65, served as the deputy mayor of Luoyang City, Henan Province, deputy director of the comprehensive planning department and director of the comprehensive programming department of the Ministry of Transport, assistant to the president of China Merchants Group, general manager of Huajian Transportation Economic Development Center, assistant to the president of China Merchants Group, executive vice chairman, director, chief executive officer and party secretary of China Merchants Highway, and general counsel of China Merchants Group. He is currently an external director of China National Machinery Industry Corporation. Mr. Dong obtained a postgraduate degree.

There are no service contracts between the Company and the abovementioned candidates for independent non-executive Directors in respect of their proposed appointments as Directors of the Company. Their remuneration will be determined according to the remuneration policy of the Company, their responsibilities and the prevailing market conditions.

As far as the Directors of the Company are aware and save as disclosed above, the abovementioned candidates for independent non-executive Directors (i) do not presently, and did not in the last three years, hold any other position in the Company and any of its subsidiaries; (ii) have not held any other directorship in the last three years in public companies, the securities of which are listed on any securities market in Hong Kong or overseas; (iii) have no other major appointment or professional qualification; (iv) do not have any other relationship with any Director, senior management or substantial or controlling shareholder of the Company; and (v) do not have, or are not deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed in this announcement, the Board is not aware of any other matter in relation to the appointments of the abovementioned candidates for independent non-executive Directors which is required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules and any other matter that needs to be brought to the attention of the shareholders.

3.	Proposed appointment of Supervisors

Please refer to the announcement of the Company dated 12 December 2019 in relation to the resolutions passed by the Supervisory Committee for further details of the proposed appointment of Supervisors.

Mr. Xi Sheng, aged 56, is currently the chairman of the Supervisory Committee of the Company, party member, vice president and chief auditor of CEA Holding, director of the audit department of CEA Holding (the Company), and chairman of China Eastern Air Catering Investment Co., Limited. Mr. Xi served as the deputy head and head of the fixed assets investment audit department of the National Audit Office of the PRC, the party secretary and a special commissioner of the Harbin office of the National Audit Office of the PRC, and the head of the personnel and education department of the National Audit Office of the PRC. Mr. Xi was the chief auditor and head of the audit department of CEA Holding from September 2009 to November 2012. Since June 2012, he has been a Supervisor of the Company. He served as the chief auditor of CEA Holding from November 2012 to November 2016. Since June 2016, he has been the chairman of the Supervisory Committee of the Company. He served as the chief auditor of CEA Holding and the chairman of Eastern Airlines Industry Investment Company Limited from November 2016 to December 2017, and the chief auditor and head of the audit department of CEA Holding and the chairman of Eastern Airlines Industry Investment Company Limited from December 2017 to January 2018. He served as a party member, vice president, chief auditor and head of the audit department of CEA Holding and the chairman of Eastern Airlines Industry Investment Company Limited from January 2018 to December 2018. He served as a party member, vice president and chief auditor of CEA Holding and director of the audit department of CEA Holding (the Company) from December 2018 to October 2019. He has been serving his current position since October 2019. Mr. Xi graduated from the Department of Finance and Accounting of Jiangxi University of Finance and Economics with an undergraduate degree in business accounting, and is a senior auditor.

Mr. Fang Zhaoya, aged 51, is currently the head of the strategic development department of CEA Holding. Mr. Fang entered the civil aviation industry in July 1989. He served as the director of the time control office of the production planning department and the director of the A310/300 workshop of the route department of the maintenance base of China Northwest Airlines Co., Ltd., and the deputy director of the technical maintenance control centre (TMCC) for production of the route department and the deputy head of the quality control department of the maintenance base of the Northwest Branch of the Company. He served as the manager of the production planning centre of the maintenance management department of China Eastern Air Engineering & Technique Co., Ltd. from September 2006 to August 2009, the manager of the business development department of China Eastern Air Engineering & Technique Co., Ltd. from August 2009 to July 2010, the manager of the aircraft selection and lease and sales management department of China Eastern Air Engineering & Technique Co., Ltd. from August 2010 to May 2015, the deputy general manager of China Eastern Air Engineering & Technique Co., Ltd. from May 2015 to June 2017, and the general manager of the planning department of the Company from June 2017 to April 2019. He has been serving his current position since April 2019. Mr. Fang obtained a bachelor’s degree in engineering from the Department of Aviation Machinery of China Civil Aviation Institute majored in thermal power machinery and equipment. He obtained a master’s degree in engineering from the Northwestern Polytechnical University on in-service courses majored in aviation engineering, and holds the title of an engineer.

There are no service contracts between the Company and the abovementioned candidates for Supervisors in respect of their proposed appointments as Supervisors of the Company. Their remuneration will be determined according to the remuneration policy of the Company, their responsibilities and the prevailing market conditions.

As far as the Directors of the Company are aware and save as disclosed above, the abovementioned candidates for Supervisors (i) do not presently, and did not in the last three years, hold any other position in the Company and any of its subsidiaries; (ii) have not held any directorship in the last three years in public companies, the securities of which are listed on any securities market in Hong Kong or overseas; (iii) have no other major appointment or professional qualification; (iv) do not have any other relationship with any Director, senior management or substantial or controlling shareholder of the Company; and (v) do not have, or are not deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed in this announcement, the Board is not aware of any other matter in relation to the appointments of the abovementioned candidates for Supervisors which is required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules and any other matter that needs to be brought to the attention of the shareholders.

4.	Abstention from voting

No shareholder of the Company shall be required to abstain from voting in respect of the New Resolutions numbered 5, 6 and 7.

5.	Book closure period

Due to the postponement of the EGM, the book closure period of the H Share register of members of the Company will be changed to from Wednesday, 20 November 2019 to Tuesday, 31 December 2019 (both days inclusive). Shareholders whose names appear on the H Share register of members at 4:30 p.m. on Tuesday, 19 November 2019 are entitled to attend and vote at the EGM after completing the registration procedures for attending the EGM.